February 27, 2012
Via Edgar

Michael F. Johnson
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:    Washington Federal, Inc.
Form 10-K for September 30, 2011
File Number 001-34654

Dear Mr. Johnson:
We have received your letter dated February 22, 2012 and provide below the responses of Washington Federal, Inc. (“Company” or “Washington Federal”) to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (“Commission”).
We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Below you will find our responses to your questions. For your reference, we have included the Commission’s comments and the Company’s responses thereto.
Form 10-K for the Fiscal Year Ended September 30, 2011
Proxy Statement

Corporate Governance, page 13, General

1. Your Form 10-K should include the information required in answer to Item 407(d)(5) of
Regulation S-K. Refer to Item 10 of Form 10-K and please advise.
Washington Federal Response:
The following sentence was unintentionally omitted from page 13 of the proxy:

The Board has determined that Chairman Clearman and Mr Kelley are “audit committee financial experts”, as defined by SEC regulation.
Washington Federal will ensure that this disclosure is included in all future proxy statements.
Executive Compensation, Compensation Discussion and Analysis,
Elements of Compensation, page 19, General

2. Please expand your discussion to provide additional analysis of the effect of individual performance on compensation. We note that your disclosure suggests that it is considered by the Committee in determining base salary and annual incentive compensation. You should provide additional detail and an analysis of how individual performance contributed to actual compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the Committee considered in its evaluation. See Item 402(b)(2)(vii) of Regulation S-K.

Washington Federal will expand future Compensation Discussion and Analysis to include the following discussion (this will of course be updated based on actual performance determinations made by the Compensation Committee):

The Compensation Committee of the Board evaluates the individual performance of the named executives officers based primarily on the specific contributions of each NEO to the accomplishment of the following qualitative and quantitative objectives:

The Compensation Committee chose these objectives to ensure integration and alignment of individual performance with the Company's performance. The Chief Executive Officer’s objectives are most closely linked to the Company’s objectives since the Chief Executive Officer bears overall responsibility for the Company’s success. Objectives for the other NEO’s differ based on each officer’s ability to contribute to the Company’s performance. For the NEO’s other than the Chief Executive Officer, the Compensation Committee relied upon the recommendations of the Chief Executive Officer based on his interactions with and assessment of performance of each of the other executives.
We are pleased to provide any further detail you may request. I can be contacted by phone at 206-777-8331 or email at brent.beardall@washingtonfederal.com.
Very truly yours,

Brent J. Beardall
EVP/CFO
Washington Federal